Exhibit 99.1

Stolt Offshore S.A.

A subsidiary of Stolt-Nielsen S.A.	C/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex, TW16 7HT England	Tel: + 44 1932 773700 Fax: + 44 1932 773701 www.stoltoffshore.com

NEWS RELEASE

Contact:	Julian Thomson
US +1 877 603 0267 (toll free)
UK +44 1224 718436
julian.thomson@stoltoffshore.com

Stolt Offshore S.A. Announces Second Quarter Results

London, England – July 9, 2003 - Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today reported results for the second quarter and six months ended May 31, 2003. The net loss for the quarter was $91.2 million, or $0.99 per share, on net operating revenue of $361.4 million, compared with a net profit of $4.8 million, or $0.06 per share, on net operating revenue of $333.4 million for the same period last year. The weighted average number of common share equivalents outstanding for the quarter was 92.5 million compared with 85.1 million for the same time last year.

For the six-month period ended May 31, 2003, the Company reported a net loss of $109.6 million, or $1.18 per share, on net operating revenue of $778.3 million.  This compares with a net profit of $5.1 million, or $0.06 per share, on net operating revenue of $627.5 million for the same period last year.  The weighted average number of common share equivalents outstanding for the six-month period was 92.9 million compared with 86.1 million for the same period last year.

Commenting on the results, Tom Ehret, Chief Executive Officer, said, “The loss in the quarter, while expected, is very disappointing.  It is primarily the result of downgrades having been taken on three projects in West Africa and Egypt.  Of these projects the Burullus contract in Egypt, with the exception of some insurance related work, is complete, the OGGS contract in Nigeria is 81% complete and the Bonga project 50% complete.  Provisions were made on some smaller projects in respect of risk on collection of receivables, lower activity levels and lower ship utilisation. Otherwise offshore operations elsewhere have generally gone well during the quarter. However, revenue timing differences resulted in an under recovery of overheads at the quarter end.

“As part of a Blueprint for financial recovery, Stolt Offshore’s new management have over the last three months been working to improve the business, operations and financial position of the Company. This plan is a live management tool which will be further developed and refined in the coming months.  The main provisions of this plan are outlined below.

“The main strengths of the Company are the design, installation and maintenance of complete subsea pipeline and riser systems particularly in deep water and harsh environments.  This, together with the delivery of conventional services in shallower water depths when adjacent to deepwater provinces, will be the main focus of our business.  We will seek to exit various non-strategic market segments.  Certain assets and businesses, which no longer fit our core activity, will be sold. The review of assets for sale has commenced and we expect that the disposal of some non-core businesses will be complete by year-end.

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Registered Office:  26, rue Louvigny, L-1946 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B 43172

“A new organization has been established which gives clear and unambiguous accountability for individuals and business units within a global framework.  We will no longer organise our business by product lines. Regional businesses will be responsible and accountable for project delivery within their geographical area, with project managers having full profit and loss responsibility from project tendering through to execution. The corporate team will ensure that consistent and coherent standards are maintained world wide and that individual businesses run in a rigorously controlled fashion, with particular attention to risk management and project control.  The senior management team has been strengthened to ensure that each function has a Corporate Head who will provide direction and control horizontally through the Group along their functional line.  Just over half of the senior management team are being replaced.

 “The implementation of the Blueprint will take time and it will not be before we are into 2004 that we will start to see the benefits of this plan with the full effect becoming evident in 2005.

“New contracts to the value of $406.4 million were awarded in the second quarter. This is close to where we need to be for backlog replacement. Our backlog now stands at $1.4 billion, of which $656.0 million is for 2003.  This compares with a backlog of $1.6 billion at this time last year of which $766.0 million was for 2002. Our current new backlog may be smaller than in recent years as a result of a prudent approach to our market, in which we are exercising better discipline on bidding particularly in relation to risk management and pricing. The risk profile in the backlog should be lower than in the past. Our tender bank remains at a high level with bids outstanding at $4.1 billion, however nearly half of this figure is made up of a very small number of large trunkline projects.

As previously announced, Stolt Offshore has reached agreement with its banks with regard to covenant arrangements through to November 30, 2003. On the basis of current projections Stolt Offshore will not be in compliance with its existing covenants at the test date of November 30, 2003.  As a result of this, and in compliance with US GAAP, Stolt Offshore has classified all of its debt as short term. Over the next several months Stolt Offshore, along with our largest shareholder Stolt-Nielsen S.A., will work closely with its main banks to put into place a permanent financing arrangement commensurate with the new business plan.

 “In conclusion, we are still going through difficult times, however the bulk of the loss-making contracts will be behind us by year end.  From an operational perspective, we anticipate that our full year result will fall within the guidance given earlier, of a loss of between $100 million and $125 million; this guidance being subject to review as the Blueprint is implemented. The new management team are hard at work and we are confident that the Company is now moving in the right direction.”  Mr Ehret concluded.

About Stolt Offshore: Stolt Offshore is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services.  The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

Forward-Looking Statements: Certain statements made in this press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”, “will”, “should”, “seek”, and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements:  the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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Conference Call Information			Replay Facility details
Lines will open 10 minutes prior to conference call			This facility is available from 6pm BST (1pm EDT) Wednesday July 9th, until 10pm BST (5pm EDT), Wednesday July 16th.

Date :	Wednesday July 9th, 2003
Time :	3pm BST (10am EDT)		Dialling from the UK	:	0800 953 1533

Freephone Dial In Numbers:

			Dialling from the US	:	1866 276 1167
UK	:	0800 953 0938
USA	:	1 866 389 9773	International Dial In	:	44 1452 55 00 00
Norway	:	800 165 33
France	:	0805 110 466	Passcode	:	918495#
Italy	:	800 783 256
Netherlands	:	0800 023 4993

Reservation No	:	918495

Alternatively a live webcast and a playback facility will be available on the Company’s website www.stoltoffshore.com

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STOLT OFFSHORE S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	Unaudited May 31, 2003	Unaudited May 31, 2002	Unaudited May 31, 2003	Unaudited May 31, 2002

Net operating revenue	$361,424	$333,425	$778,327	$627,476
Operating expenses	(419,583)	(312,729)	(828,020)	(582,266)

Gross (loss)/profit	(58,159)	20,696	(49,693)	45,210

Equity in net (loss)/income of non-consolidated joint ventures	(1,210)	5,355	(1,645)	5,504
Administrative and general expenses	(17,464)	(18,999)	(36,533)	(35,930)
Other operating (expense)/income	460	695	289	834

Net operating (loss)/income	(76,373)	7,747	(87,582)	15,618

Interest expense, net	(4,979)	(4,116)	(9,677)	(8,119)
Foreign exchange (loss)	(1,221)	(290)	(1,598)	(37)

(Loss)/income before taxes and minority interests	(82,573)	3,341	(98,857)	7,462
Income tax provision	(7,461)	2,263	(9,455)	980

(Loss)/income before minority interests	(90,034)	5,604	(108,312)	8,442
Minority interests	(1,177)	(754)	(1,242)	(3,374)

Net (loss)/income	$(91,211)	$4,850	$(109,554)	$5,068

PER SHARE DATA
Net (loss)/profit per share
Basic	$(0.99)	$0.06	$(1.18)	$0.06
Diluted	$(0.99)	$0.06	$(1.18)	$0.06

Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	92,479	85,111	92,866	86,147
Diluted	92,479	85,467	92,866	86,463

SELECTED INFORMATION
Capital expenditures	$8,081	$12,177	$13,763	$18,827
Depreciation and amortization	$23,242	$20,571	$48,129	$43,352

STOLT OFFSHORE S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Unaudited	Unaudited	Audited
	May 31, 2003	May 31, 2002	November 30, 2002
ASSETS

Cash and cash equivalents	$21,871	$12,637	$11,672

Other current assets(a)	660,423	492,429	578,703

Fixed assets, net of accumulated depreciation	778,838	773,893	782,843

Other non-current assets	94,321	205,586	85,386

Total assets	$1,555,453	$1,484,545	$1,458,604

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts	$4,794	$84	$15,966

Current portion of long-term debt and capital lease obligations	375,003	65,042	17

Accounts payable and accrued liabilities	647,031	396,312	539,797

Long-term debt and capital lease obligations	8	380,011	335,007

Other non-current liabilities	82,506	62,963	50,760

Shareholders’ equity

Common Shares	152,524	140,486	152,524

Class B Shares	68,000	68,000	68,000

Paid-in-surplus	404,229	401,787	416,677

(Deficit) / Retained earnings	(227,046)	57,504	(117,492)

Accumulated other comprehensive income/(loss)	49,406	(32,441)	(2,652)

Treasury stock	(1,002)	(55,203)	—

Total shareholders’ equity	446,111	580,133	517,057

Total liabilities and shareholders’ equity	$1,555,453	$1,484,545	$1,458,604

Total interest-bearing debt and capital lease obligations, net of cash and cash equivalents	$357,934	$432,500	$339,318

(a)  As at May 31, 2003, a total of $83.4 million of claims and variation orders not yet formally agreed with customers has been included as receivables in other current assets, $73.6 million of which relates to two projects in West Africa and Egypt. A timetable for resolution of the claims and variation orders relating to these two projects is being implemented with the respective customers.  In compliance with US GAAP, these have been recorded as revenue in establishing the statements of operations.  This compares to $8.7 million in claims and variation orders as at May 31, 2002, and $46.2 million at November 30, 2002.  Excluded from the project results are $65.9 million of additional claims over which the Company considers there is doubt as to final agreement.

STOLT OFFSHORE S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(in thousands)

The Company has seven reportable segments based on geographical regions: Asia Pacific, North America, Norway, SEAME (a), South America, UK and Corporate.  Management may from time to time change the segmentation of the business, which will result in a restatement of the figures.

	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
For the three months ended May 31, 2003
Net operating revenue - external	$7,896	$47,484	$40,879	$167,420	$13,902	$43,627	$40,216	$361,424
Net operating revenue - internal (b)	$5,141	$11,097	$5,218	$7,097	$—	$19,188	$34,473	$—
(Loss)/income from operations	$(126)	$(6,125)	$3,794	$(79,240)	$3,729	$2,865	$(1,270)	$(76,373)
Interest expense, net								$(4,979)
Foreign exchange loss								$(1,221)

Loss before taxes and minority interests								$(82,573)

	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
For the three months ended May 31, 2002
Net operating revenue - external	$5,628	$53,486	$26,145	$162,507	$13,087	$40,121	$32,451	$333,425
Net operating revenue - internal (b)	$309	$14,274	$7,659	$13,088	$4,188	$12,719	$2,475	$—
(Loss)/income from operations (c)	$(535)	$(6,937)	$4,641	$7,621	$2,663	$335	$(41)	$7,747
Interest expense, net								$(4,116)
Foreign exchange loss								$(290)

Income before taxes and minority interests								$3,341

	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
For the six months ended May 31, 2003
Net operating revenue - external	$10,741	$134,053	$81,162	$385,328	$26,854	$80,597	$59,592	$778,327
Net operating revenue - internal (b)	$9,533	$15,624	$7,638	$9,778	$—	$30,298	$56,922	$—
(Loss)/income from operations	$(2,514)	$(1,653)	$5,169	$(100,782)	$6,787	$8,436	$(3,025)	$(87,582)
Interest expense, net								$(9,677)
Foreign exchange loss								$(1,598)

Loss before taxes and minority interests								$(98,857)

	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
For the six months ended May 31, 2002
Net operating revenue - external	$12,603	$124,214	$39,013	$299,708	$26,552	$65,103	$60,283	$627,476
Net operating revenue - internal (b)	$588	$26,461	$10,584	$31,267	$6,361	$19,345	$3,707	$—
Loss/income from operations (c)	$(683)	$(8,757)	$3,938	$27,196	$5,896	$(1,914)	$(10,058)	$15,618
Interest expense, net								$(8,119)
Foreign exchange loss								$(37)

Income before taxes and minority interests								$7,462

(a) SEAME is defined as Southern Europe, Africa and the Middle East

(b) Internal revenues are eliminated on consolidation of the Company’s results and are therefore shown in the table to equal to zero

(c) (Loss)/income from operations reflects the reclassification of items previously disclosed as ‘other non-operating income/(expense)’.

One customer in the second quarter ended May 31, 2003 and three customers in the six-month period ended May 31, 2003 accounted for more than 10% of the Company’s revenue. The revenue from these customers was $91.8 million for the quarter and $398.3 million for the six months ended May 31, 2003. These revenues are attributable to the SEAME, North America and Norway segments. In the quarter and six months ended May 31, 2002, four customers and two customers each individually accounted for more than 10% of the Company’s revenue. The revenue from these customers was $168.7 million for the quarter and $171.8 million for the six months and was attributable to the SEAME and North America segments.